UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Ceragon Networks Ltd.
(Name of Company)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M22013 10 2
(CUSIP Number)

Norman Kotler, Adv.
Ceragon Networks Ltd.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
+972-3-645-5733
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

November 13, 2008
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZOHAR ZISAPEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAELI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,432,092*
	8	SHARED VOTING POWER 9,467
	9	SOLE DISPOSITIVE POWER 4,432,092
	10	SHARED DISPOSITIVE POWER 9,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,441,559
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%**
14	TYPE OF REPORTING PERSON* IN

*	Includes 340,000 Ordinary Shares issuable upon the exercise of options granted to the Reporting Person exercisable as of November 21, 2008 and within 60 days thereafter.

**	Based on 36,436,753 Ordinary Shares that the Company advised were issued and outstanding, excluding 623,751 Ordinary Shares held as treasury stock, as of November 21, 2008.

Explanatory Note

        Prior to this filing, the Reporting Person reported his beneficial ownership of the subject class of securities on a Schedule 13G in reliance Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(d) promulgated thereunder. As of November 13, 2008, however, the Reporting Person has acquired greater than two percent of the subject class of securities during the twelve month period preceding such date. Accordingly, the Reporting Person is now filing this Statement on Schedule 13D (this “Statement”) pursuant to Section 13(d) of the Act and Rule 13d-1(a) thereunder.

Item 1.	Security and Company.

        This Statement relates to the ordinary shares, par value NIS 0.01 per share (hereinafter referred to as “Ordinary Shares”) of Ceragon Networks Ltd., a company organized under the laws of the State of Israel (the “Company”). The principal executive offices of the Company are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Item 2.	Identity and Background.

        (a)-(f) This Statement is being filed by Mr. Zohar Zisapel. His business address is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel and his present principal occupation is serving as Chairman of the Company’s board of directors and as a founder and director of several other companies. The Reporting Person is an Israeli citizen. During the last five (5) years he has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All Ordinary Shares presently beneficially owned by the Reporting Person were acquired by the Reporting Person over several years through various means, including (i) 2,544,500 Ordinary Shares issued for consideration to the Reporting Person prior to the Company’s initial public offering, (ii) 1,071,729 Ordinary Shares purchased by the Reporting Person in open market transactions using his personal funds; (iii) 340,000 exercisable options to purchase Ordinary Shares that were granted to him by the Company; (iv) 9,467 Ordinary Shares beneficially owned due to the Reporting Person’s being a principal shareholder and the Chairman of the Board of Directors of RAD Data Communications Ltd.; and (iv) 475,863 Ordinary Shares that were purchased by the Reporting Person or by Lomsha Ltd., a company controlled by the Reporting Person, in a series of transactions during the last 60 days. The aggregate purchase price for such 475,863 Ordinary Shares was $2,304,029, all of which amount was paid by the Reporting Person from his personal funds.

Item 4.	Purpose of Transaction.

        The Reporting Person acquired beneficial ownership of the Ordinary Shares to which this Statement relates for investment purposes. The Reporting Person currently does not have any plan or proposal, which relates to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Company.

    (a)        The Reporting Person is the beneficial owner of 4,441,559 Ordinary, which constitute approximately 12.1% of the 36,436,753 Ordinary Shares of the Company that the Company advised were issued and outstanding, excluding 623,751 Ordinary Shares held as treasury stock, as of November 21, 2008. Of such shares, (i) 3,624,939 Ordinary Shares were held by the Reporting Person; (ii) 340,000 Ordinary Shares were issuable upon the exercise of options granted to the Reporting Person exercisable as of November 21, 2008 or within 60 days thereafter; (iii) 467,153 Ordinary Shares were held of record by Lomsha Ltd., an Israeli company controlled by the Reporting Person; and (iv) 9,467 Ordinary Shares were held by RAD Data Communications Ltd., an Israeli company of which the Reporting Person is a principal shareholder and the Chairman of the Board of Directors. The Reporting Person and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the Ordinary Shares held of record by RAD Data Communications Ltd.

    (b)        The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 3,624,939 Ordinary Shares held by him directly. The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 340,000 Ordinary Shares underlying the options held by him directly that are exercisable as of November 21, 2008 or within 60 days thereafter. The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 467,153 Ordinary Shares held of record by Lomsha Ltd. The Reporting Person and his brother, Mr. Yehuda Zisapel, have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 9,467 Ordinary Shares held of record by RAD Data Communications Ltd.

    (c)        The following table sets forth all the transactions in the Ordinary Shares effected by the Reporting Person during the past sixty days. All such transactions were open market purchases effected on the NASDAQ Global Market.

Date of Purchase	Number of Ordinary Shares Purchased	Price Per Share

November 12, 2008	8,710	$5.00
November 13, 2008	209,509	$4.94
November 17, 2008	36,392	$4.96
November 20, 2008	121,652	$4.87
November 21, 2008	99,600	$4.54

Except for such transactions, the Reporting Person has not effected any transactions in the Ordinary Shares during the past sixty days.

    (d)        No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(c).

    (e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        None.

Item 7.	Material to be Filed as Exhibits.

        None.

SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   November 24, 2008

/s/ Zohar Zisapel —————————————— Zohar Zisapel